# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Veradermics, Inc, CIK 0001827635
CUSIP: 922967104
Title of class of securities: Common Stock, par value $0.00001
Address of issuer's principal executive offices: 470 James Street, New Haven, Connecticut (CT), 06513
Date of event which requires filing of this statement: 02/05/2026
Filed by CIK 0001569064
Persons authorized to receive notices and communications: Andrew Nathanson, Suvretta Capital Management, LLC, 540 Madison Avenue, 7th Floor, New York, New York (NY), 10022, (212) 702-5205

## Reporting persons
- SUVRETTA CAPITAL MANAGEMENT, LLC (CIK 0001569064): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,168,991; sole dispositive power 0; shared dispositive power 4,168,991; aggregate amount beneficially owned 4,168,991 (11.9% of the class)
  Comment: Note in relation to Item 13: Based on 35,077,084 shares of Common Stock (as defined below) outstanding, as indicated by the Issuer (as defined below) in the Final Prospectus (as defined below) on February 4, 2026.
- Averill Master Fund, Ltd. (CIK 0001939329): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,648,538; sole dispositive power 0; shared dispositive power 3,648,538; aggregate amount beneficially owned 3,648,538 (10.4% of the class)
  Comment: Note in relation to Item 13: Based on 35,077,084 shares of Common Stock (as defined below) outstanding, as indicated by the Issuer (as defined below) in the Final Prospectus (as defined below) on February 4, 2026.
- Averill Madison Master Fund, Ltd. (CIK 0002021243): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 520,453; sole dispositive power 0; shared dispositive power 520,453; aggregate amount beneficially owned 520,453 (1.5% of the class)
  Comment: Note in relation to Item 13: Based on 35,077,084 shares of Common Stock (as defined below) outstanding, as indicated by the Issuer (as defined below) in the Final Prospectus (as defined below) on February 4, 2026.
- Aaron Cowen (CIK 0001869640): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,168,991; sole dispositive power 0; shared dispositive power 4,168,991; aggregate amount beneficially owned 4,168,991 (11.9% of the class)
  Comment: Note in relation to Item 13: Based on 35,077,084 shares of Common Stock (as defined below) outstanding, as indicated by the Issuer (as defined below) in the Final Prospectus (as defined below) on February 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001
Name of issuer: Veradermics, Inc
Address of issuer's principal executive offices: 470 James Street, New Haven, Connecticut (CT), 06513
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $0.00001 per share ("Common Stock"), of Veradermics, Incorporated, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 470 James Street, New Haven, Connecticut 06513.

## Item 2. Identity and Background
Name of person filing: The persons filing this Schedule 13D are Averill Master Fund, Ltd., a Cayman Islands exempted company ("Averill Master Fund"), Averill Madison Master Fund, Ltd., a Cayman Islands exempted company ("Averill Madison Master Fund" and, together with Averill Master Fund, the "Funds"), Suvretta Capital Management, LLC, a Delaware limited liability company ("Suvretta Capital"), and Aaron Cowen ("Mr. Cowen") (collectively, the "Reporting Persons").
Residence or business address: The address of the principal office of (i) each of the Funds is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, (ii) each of Suvretta Capital and Mr. Cowen is c/o Suvretta Capital Management, LLC, 540 Madison Avenue, 7th Floor, New York, New York, 10022 and (iii) each of the directors and executive officers named on Schedule I (each, a "Scheduled Person" and collectively, the "Scheduled Persons") is listed thereon, which Schedule I is incorporated by reference herein.
Present principal occupation or employment: Each of the Funds is a private investment fund. Suvretta Capital serves as the investment manager of each of the Funds. Mr. Cowen is the control person and managing member of Suvretta Capital. The principal business of each of the Scheduled Persons is listed on Schedule I, which Schedule I is incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Averill Master Fund is a Cayman Islands exempted company. Averill Madison Master Fund is a Cayman Islands exempted company. Suvretta Capital is a Delaware limited liability company. Mr. Cowen is a United States citizen. Except as set forth on Schedule I, each of the directors and executive officers named on Schedule I hereto is a United States citizen, which Schedule I is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Direct Purchase of Preferred Stock

In November 2024, Averill Master Fund entered into a Series B Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which Averill Master Fund purchased 8,299,443 shares of Series B Preferred Stock from the Issuer, at a share price of $1.2049 per share and a total purchase price of $9,999,998.87. In October 2025, the Funds entered into a Series C Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which Averill Master Fund purchased 8,833,764 shares of Series C Preferred Stock from the Issuer, at a share price of $1.2723 per share and a total purchase price of $11,239,197.94, and Averill Madison Master Fund purchased 597,972 shares of Series C Preferred Stock from the Issuer, at a share price of $1.2723 per share and a total purchase price of $760,799.78.

Reverse Stock Split and Conversion

On January 27, 2026, the Issuer effected a 1-for-10.067 reverse stock split of its issued and outstanding Common Stock and adjusted the conversion ratio of the Issuer's outstanding convertible preferred stock.

Prior to the closing of the Issuer's initial public offering on February 5, 2026 (the "Initial Offering"), each share of the Issuer's Series B Preferred Stock and Series C Preferred Stock was automatically converted into shares of the Issuer's Common Stock on a 1-for-10.067 basis. Consequently, Averill Master Fund's 8,299,443 shares of Series B Preferred Stock were converted into 824,421 shares of Common Stock, Averill Master Fund's 8,833,764 shares of Series C Preferred Stock were converted into 877,497 shares of Common Stock and Averill Madison Master Fund's 597,972 shares of Series C Preferred Stock were converted into 59,399 shares of Common Stock.

Purchase in Initial Offering

On February 5, 2026, Averill Master Fund purchased 1,813,540 shares of the Issuer's Common Stock from the underwriters in the Initial Offering, at a share price of $17.00 per share and a total purchase price of $30,830,180.00, and Averill Madison Master Fund purchased 311,460 shares of the Issuer's Common Stock from the underwriters in the Initial Offering, at a share price $17.00 per share and total purchase price of $5,294,820.00. Such purchases occurred pursuant to and on the terms set forth in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) on February 4, 2026 with the SEC (File No. 333-292657) (the "Final Prospectus").

Open Market Purchases

On February 4, 2026, Averill Master Fund purchased an additional 133,080 shares of Common Stock in the open market following the Initial Offering, for which it paid an aggregate total of $4,936,190.05, including brokerage commissions. During February 2026, Averill Madison Master Fund also purchased an additional 149,573 shares of Common Stock in the open market following the Initial Offering, for which it paid an aggregate total of $5,616,730.34, including brokerage commissions.

Source of Funds

The total amount of funds used by the Funds to purchase the securities of the Issuer described in this Item 3 was furnished from the working capital of the Funds.

The transactions in Common Stock described in this Item 3 are set forth in detail in Schedule II.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 3 above is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, the attitudes and actions of the board of directors of the Issuer (the "Board") and management of the Issuer, and the availability and nature of opportunities to dispose of securities of the Issuer. The Reporting Persons may discuss items of mutual interest with the Issuer"s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

In December 2025, David Friedman, M.D., was appointed to the Board. Dr. Friedman serves as a Managing Director and Senior Analyst at Suvretta Capital. Dr. Friedman, in his capacity as a director of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D is incorporated by reference into this Item 5. Mr. Cowen is the control person and managing member of Suvretta Capital and may be deemed to control the other Reporting Persons. Mr. Cowen disclaims beneficial ownership of all shares of Common Stock held by the Funds, other than, to the extent of any pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The information disclosed in Item 3 and on Schedule II is incorporated by reference into this Item 5. Except as disclosed in Item 3 above and in this Item 5(c), the Reporting Persons and, to their knowledge, the Scheduled Persons have not effected any transactions in Common Stock during the past sixty days. Schedule II sets forth the transactions in Common Stock that were effected by the Reporting Persons during the past sixty days. The transactions in Common Stock described on Schedule II were effected on securities exchanges unless otherwise indicated therein.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Investors' Rights Agreement

In connection with the issuance of the Series C Preferred Stock, on October 14, 2025, the Issuer entered into a Third Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement") with certain holders of the Issuer's capital stock (the "Investors"), including the purchasers of the Issuer's Series C Preferred Stock and other specified stockholders named therein, including the Funds, pursuant to which the Issuer granted certain registration rights in respect of (i) shares of the Issuer's Common Stock issued or issuable upon conversion of the Issuer's preferred stock, (ii) shares of the Issuer's Common Stock, or shares of the Issuer's Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Issuer, acquired by the Investors following the date of the Investors' Rights Agreement and prior to the consummation of the Initial Offering, and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i), (ii) and (iii) (the "Registrable Securities"). Under the Investors' Rights Agreement, at any time beginning 180 days after January 30, 2026, the Issuer has agreed to file a registration statement on Form S-1 covering the resale of a majority of the Registrable Securities then outstanding by no later than the 60 days following a request by the holders of at least 35% of the Registrable Securities then outstanding, if the aggregate offering price of the Registrable Securities requested to be registered would exceed $20 million. Once the Issuer is eligible to use a registration statement on Form S-3, the Issuer has agreed to file a registration statement on Form S-3 covering the resale of Registrable Securities then outstanding and held by the holders of not less than 20% of the Registrable Securities then outstanding by no later than 45 days following a request by such holders, if the aggregate offering price of the Registrable Securities requested to be registered would exceed $1 million. In the event that the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended, either for its own account or for the account of other security holders, the Issuer has agreed to include the Registrable Securities held by the stockholders party to the Investors' Rights Agreement in such registration, subject to certain marketing and other limitations. Whenever required under the Investors' Rights Agreement to effect the registration of any Registrable Securities, the Issuer must use its commercially reasonable efforts to cause such registration statement to become effective as expeditiously as reasonably possible.

Lock-Up Agreements

On November 25, 2025, each of Averill Master Fund and Averill Madison Master Fund entered into a letter agreement with Jefferies LLC, Leerink Partners LLC, Citigroup Global Markets Inc., and Cantor Fitzgerald & Co., as representatives of the underwriters (together, the "Lock-Up Agreements"). Pursuant to the Lock-Up Agreements, each of Averill Master Fund and Averill Madison Master Fund agreed to certain restrictions on transfer of shares of Common Stock or securities convertible into, exchangeable for, or exercisable for Common Stock, beginning on November 25, 2025 and ending on the date that is 180 days after February 3, 2026. The restrictions on transfer set forth in the Lock-Up Agreements are subject to customary exceptions.

The foregoing descriptions of the material terms of the Investors' Rights Agreement and the Lock-Up Agreements are each qualified in their entirety by reference to those documents, each of which is referenced in Exhibits 2 and 3 hereto, respectively, and is incorporated by reference herein.

The information disclosed in Items 3, 4 and 5 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement.
2* Third Amended and Restated Investors' Rights Agreement, dated October 14, 2025, by and among the Issuer and each stockholder identified on the signature pages thereto.
3** Form of Lock-Up Agreement.

*Incorporated by reference from Exhibit 4.2 of Amendment No. 1 to the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 28, 2026.
**Incorporated by reference from Exhibit A of the Underwriting Agreement filed as Exhibit 1.1 of Amendment No. 1 to the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 28, 2026.

## Signatures
- SUVRETTA CAPITAL MANAGEMENT, LLC: /s/ Andrew Nathanson, Andrew Nathanson, General Counsel and Chief Compliance Officer (02/11/2026)
- Averill Master Fund, Ltd.: /s/ Andrew Nathanson, Andrew Nathanson, Authorized Signatory (02/11/2026)
- Averill Madison Master Fund, Ltd.: /s/ Andrew Nathanson, Andrew Nathanson, Authorized Signatory (02/11/2026)
- Aaron Cowen: /s/ Aaron Cowen, Aaron Cowen (02/11/2026)